EXHIBIT 10.17




                                [OBJECT OMITTED]

                      THE READER'S DIGEST ASSOCIATION, INC.
                              READER'S DIGEST ROAD
                          PLEASANTVILLE, NY 10570-7000



                                                          April 23, 2001
Thomas D. Gardner
The Reader's Digest Association, Inc.
Reader's Digest Road
Pleasantville, NY  10570

Dear Tom:

This letter (the "Agreement") serves to confirm those payments and benefits that you will receive, subject to and in accordance with the terms and conditions of this Agreement in connection with a termination of your employment with The Reader's Digest Association, Inc. (the "Company").

1.      Termination of Employment

1.1     The Company may  terminate  your  employment at any time,
        with or without stated reason. You shall receive the benefits provided hereunder upon one of the following terminations (each, a "Qualifying Termination"): (a) the termination of your employment by you for Good Reason (as defined in Section 1.2), or (b) the termination of your employment by the Company, unless such termination is for Cause (as defined in Section 2.4) or as a result of Total Disability (as defined in the Company's Long-Term Disability Plan) or death. Any termination by you shall be communicated by written notice indicating the termination provision in this Agreement relied upon, if any, and the date of termination; provided that the date of termination shall in no event be earlier than ten (10) business days after the date on which such notice of termination is
        effective   pursuant  to  Section  14.1  hereof  (the  "Date  of
        Termination").

1.2 For purposes of this Agreement, "Good Reason" shall mean the occurrence of either of the following without your express written consent:

             (a) a reduction by the Company in your annual base salary or your annual target bonus opportunity under the Company's Management Incentive Compensation Plan or the Company's Senior Management Incentive Plan, as applicable (each, as applicable, the "Annual Incentive Plan"), each as in effect on the date of this Agreement or as each may be increased from time to time, unless such reduction is part of and consistent with a management-wide or Company-wide cost cutting program, and then only if the percentage of your reduction is no greater than that of the other management personnel; or

             (b) a relocation to an office located anywhere other than within seventy-five (75) miles of your current primary office, except for required travel on Company business to an extent substantially consistent with your then current business travel obligations.

        Mandatory retirement under the Company's retirement policies shall not constitute a termination for Good Reason hereunder.

1.3     Any  termination  of  your  employment  by you  for  Good
        Reason shall be made within ninety (90) days after your knowledge of the occurrence of the event constituting Good Reason.

2.      Compensation Upon Termination

2.1 If your employment shall be terminated pursuant to a Qualifying Termination, you shall receive the following payments and benefits for the one-year period following the Date of Termination, if your grade level is 19 or 20 (or the equivalent) as of your Date of Termination, and for the two-year period following the Date of Termination, if your grade level is 21 or above (or the equivalent) as of your Date of Termination (in each case, such period, as applicable, shall be referred to as the "Severance Period"):

             (a) your highest annual base salary in effect at any time during the 12-month period immediately prior to the Date of Termination, plus

             (b)      the higher of the following:

                     (i) the highest amount paid to you under the Annual Incentive Plan, during the three
                             (3) plan years most recently ended prior to the Date of Termination; or

                     (ii) your annual target bonus award, if any, under the Annual Incentive Plan for the fiscal year in which the Date of Termination occurs.

              The  aggregate  amount of  severance  payable  under this
              Section 2.1 shall be paid in equal installments on a bi-weekly basis, commencing upon the Date of Termination.

2.2 If your employment shall be terminated pursuant to a Qualifying Termination, the Company shall maintain in full force and effect, for your continued benefit for the Severance Period, all medical, dental and group life insurance plans in which you participated immediately prior to the Date of
        Termination, provided that your continued participation is permissible under the general terms and conditions of such welfare plans, and that you continue to make all required employee contributions under each such plan; provided, that any amendment or termination of such plans during the Severance Period with respect to the active employees may, in the Company's discretion, modify your continued benefit under such plans. In the event that your participation in any such welfare plan is barred or in the event that your participation in any such plan would have adverse consequences for you, the Company shall provide you with benefits substantially similar to those which you would have been entitled to receive under such welfare plans had your participation not been barred or had you not potentially suffered such adverse consequences. The continued coverage under this Section 2.2 shall apply to each of your eligible dependents who are participating in such welfare plans as of the Date of Termination, unless such
        dependents  cease  to  remain  eligible.   Benefits  under  this
        Section 2.2 shall cease if and to the extent, by virtue of your employment with another employer, you become eligible under another employer's plan or plans for medical, dental or group life insurance benefits, as the case may be. Your eligibility for "COBRA" continuation coverage under Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code") shall commence immediately following the end of the Severance Period or upon the cessation of your medical benefits from the Company pursuant to the preceding sentence, as applicable.

2.3 If your employment shall be terminated pursuant to a Qualifying Termination, then you shall receive a lump sum payment within ten (10) business days following the Date of Termination equal to the product of (a) your annual target bonus for the fiscal year in which your Date of Termination occurs and (b) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination and the denominator of which is 365.

2.4 If your employment shall be terminated for Cause, the Company shall pay you your base salary earned through the Date of Termination, and the Company shall have no further obligations to you under this Agreement. In addition, if your employment shall be terminated for Cause and you are a participant in The Reader's Digest Association, Inc. Executive Cash Balance Plan (the "Executive Cash Balance Plan") immediately prior to your Date of Termination, you will not be entitled to and will forfeit any benefits under Executive Cash Balance Plan. For purposes of this Agreement, "Cause" shall mean termination of your employment occurring by reason of your:

             (a)      embezzlement;

             (b)      chronic unexcused absence;

             (c)      proven dishonesty;

             (d)      fraud;

             (e)      conviction   of,   or  plea  of   guilty  or  nolo
                      contendere   to,  a  felony  or   another   charge
                      involving moral turpitude;

             (f)      improper     communication     of     confidential
                      information  obtained in the course of employment;
                      or

             (g) material violation of Company rules, including but not limited to a material violation of the Company's Proprietary and Confidential Information Policy or a material violation of the Company's Ethical, Legal and Business Conduct Policies or an action that would have constituted a material violation of such Policy or Ethical, Legal and Business Conduct Policies if you had continued to be employed by the Company.

        The determination of whether Cause has occurred shall be solely in the discretion of the Company's Chief Executive Officer, with the advice of the Company's Senior Vice President, Human Resources and the Company's General Counsel.

3.      Long-Term Incentive Plan Benefits

3.1 If your employment shall be terminated pursuant to a Qualifying Termination, you shall have the right to exercise your outstanding stock options and stock appreciation rights under the Company's 1989 and 1994 Key Employee Long Term
        Incentive Plans or any successor plans (the "Long Term Incentive Plans") to the extent they are exercisable as of the Date of Termination. Such stock options and stock appreciation rights shall remain exercisable following the Date of Termination pursuant to the terms of the applicable Long Term Incentive Plan and award agreement.

3.2 If your employment shall be terminated pursuant to a Qualifying Termination, your outstanding awards (other than stock options and stock appreciation rights) under the Long Term Incentive Plans shall vest or be forfeited (and be payable, if not forfeited) upon or following the Date of Termination in accordance with the terms of the applicable Long Term Incentive Plan and award agreement.

4.      Pension Benefits and Retiree Medical Benefits

4.1 The provisions of this Section 4 shall govern your benefits under any of the Nonqualified Plans (as defined in the next sentence) in which you are a participant immediately before a Qualifying Termination of your employment, notwithstanding any provision to the contrary in the Nonqualified Plans. The "Nonqualified Plans" means The Readers Digest Association, Inc. Executive Retirement Plan (the "Executive Retirement Plan"), The Reader's Digest Association, Inc. Executive Cash Balance Plan (the "Executive Cash Balance Plan") and the Excess Benefit Retirement Plan of The Reader's Digest Association, Inc. (the "Excess Cash Balance Plan").

4.2 If your employment shall be terminated pursuant to a Qualifying Termination and you are a participant in the Executive Retirement Plan immediately before the Qualifying Termination, you shall be treated, for purposes of eligibility for and vesting of benefits (but not for purposes of benefit accrual) under the Executive Retirement Plan, as if you had remained an active employee during the Severance Period; however, if you meet the early retirement conditions under
        Section 4.2 of the Executive Retirement Plan, but do not receive the consent of the Compensation Committee of the Board, your accrued Normal Retirement Benefit (as defined in the Executive Retirement Plan) shall vest in full.

4.3 If your employment shall be terminated pursuant to a Qualifying Termination and you are a participant in the Excess Cash Balance Plan immediately before the Qualifying Termination, your benefit under the Excess Cash Balance Plan shall be adjusted so that your combined benefits under the Excess Cash Balance Plan and The Reader's Digest Association, Inc. Retirement Plan (the "Qualified Retirement Plan") are equal to the benefits to which you would have been entitled if, for purposes of eligibility for and vesting of benefits (but not for purposes of benefit accrual), you were treated as if you had remained an active employee of the Company during the Severance Period.

4.4     Notwithstanding  the foregoing,  if your employment shall
        be terminated pursuant to a Qualifying Termination and you are then entitled to any retirement benefits under any of the Nonqualified Plans, the Company shall have the right, in its sole discretion, to pay you such benefits in a single lump sum cash payment within ten (10) days after the end of your Severance Period, such lump sum amount to be calculated using the actuarial assumptions specified in the second paragraph of the definition of "Equivalent Actuarial Value" under the Qualified Retirement Plan, as in effect at the time of the calculation.

4.5 Except as specifically provided above, the time and form of payment of any retirement benefits to which you may be entitled under any Nonqualified Plan shall be as provided in such Nonqualified Plan; provided that if your employment shall be terminated pursuant to a Qualifying Termination, in no event shall any such benefits be payable to you during the Severance Period.

4.6 If your employment shall be terminated pursuant to a Qualifying Termination and you are a participant in the Executive Retirement Plan immediately before the Qualifying Termination you shall be treated, for purposes of eligibility for any retiree medical benefits under the Executive Retirement Plan, as if you had remained an active employee of the Company during the Severance Period. In the event that your participation in such retiree medical plan is barred, or if your participation in such plan would have adverse consequences for you, the Company shall provide you with benefits substantially similar to those which you would have been entitled to receive under such retiree medical plan had your participation not been barred or had you not suffered such adverse consequences.

5. If your employment shall be terminated pursuant to a Qualifying Termination, you shall be entitled to outplacement counseling services at the Company's sole expense commensurate with your position as customarily provided by the Company.

6.      Other Severance Arrangements

6.1     This Agreement  constitutes the entire  contract  between
        the parties relating to the subject matter hereof and supersedes any and all prior agreements or understandings, written or oral, regarding the subject matter hereof, including the termination agreement entered into between you and the Company, dated as of October 29, 1998 (the "Prior Termination Agreement"). You hereby acknowledge and agree that you have been selected as a participant in the Company's 2001 Income Continuation Plan for Senior Management (the "Income Continuation Plan") in consideration for the relinquishment of your rights under the Prior Termination Agreement and the replacement of the Prior Termination Agreement with this Agreement and the relinquishment of your rights under the Company's Income Continuation Plan for Senior Management.

6.2     Severance  payments  and benefits  hereunder  shall be in
        lieu of other severance or termination payments and benefits under any other severance plan, policy, agreement or arrangement of the Company or its affiliates or under any individual agreement, other than the 2001 Income Continuation Plan or Income Continuation Plan, in each case, if applicable. Any severance payments and benefits under this Agreement shall be reduced by the amount of any payments and benefits payable to you under the Income Continuation Plan.

7. The payment of any amounts or benefits under this Agreement are expressly conditioned on the receipt by the Company from you of a duly executed General Waiver and Release of Claims in the form satisfactory to the Company, the repayment by you of any outstanding advances or loans due the Company and the return by you of all Company property.

8. Any reference to a specific policy, plan or program in this Agreement shall be deemed to include any similar policy, plan or program of the Company then in effect that is the predecessor of, the successor to, or the replacement for, such specific policy, plan or program.

9. The Company may withhold from any benefits payable under this Agreement all federal, state, local or other applicable taxes as shall be required pursuant to any law or governmental regulation or ruling.

10. In the event of your death while any amounts are still payable to you under this Agreement, the Company shall pay all such unpaid amounts to your designated beneficiary or, if none has been designated, to your estate.

11.     You   acknowledge   that  (a)  prior  to  executing  this
        Agreement, you had an opportunity to consult with an attorney of your choosing and review this Agreement with such counsel,
        (b) you are executing this Agreement knowingly and voluntarily and (c) you understand all of the terms set forth herein.

12.     In the event the Company  terminates  your employment for
        Cause and you dispute the Company's right to do so or you claim that you are entitled to terminate your employment for Good Reason and the Company disputes your right to do so, a mediator acceptable to you and the Company will be appointed within ten
        (10) days to assist in reaching a mutually satisfactory resolution, but will have no authority to issue a binding decision. Such mediation must be concluded within sixty (60) days of the Date of Termination or claim to termination for Good Reason. You agree that you will not institute any legal proceeding relating to the matter until the conclusion of such mediation.

13.     Acts Detrimental to the Company

13.1    You agree  that you will not  engage  in any  Detrimental
        Activity during the Severance Period.

             (a) For purposes of this Agreement, Detrimental Activity shall mean: (i) the disclosure to anyone outside the Company or its affiliates, or the use in other than the Company's or its affiliate's business, without written authorization from the Company, of any confidential information or proprietary information, relating to the business of the Company or its affiliates, acquired by you during employment with the Company or its affiliates; (ii) activity while employed that results, or if known could result, in termination of your employment that is classified by the Company as a termination for Cause as provided in
                      Section 2.4 above; (iii) any attempt, directly or indirectly, to solicit, induce or hire (or the identification for solicitation, inducement or hire) any non-clerical employee of the Company or its affiliates to be employed by, or to perform services for, you or any person or entity with which you are associated (including, but not limited to, due to your employment by, consultancy for, equity interest in, or creditor relationship with such person or entity) or any person or entity from which you receive direct or indirect compensation or fees as a result of such solicitation, inducement or hire (or the identification for solicitation, inducement or hire) without, in all cases, written authorization from the Company; (iv) any attempt, directly or indirectly, to solicit in a competitive manner any current or prospective customer (other than the ultimate consumer) or advertiser of the Company or its affiliates without, in all cases, written authorization from the Company; (v) your Disparagement (as defined below), or inducement of others to do so, of the
                      Company or its affiliates or their past and present officers, directors, employees or products; (vi) without written authorization from the Company, the rendering of services for any organization, or engaging, directly or indirectly, in any business, which is competitive with the Company or its affiliates, or which organization or business, or the rendering of services to such organization or business, is otherwise prejudicial to or in conflict with the interests of the Company or its affiliates, provided, however, that the only organizations and businesses which shall be covered by this subsection (vi) shall be those set forth on
                      Exhibit A hereto (which list may be changed or expanded by the Company at any time on 90 days' written notice to you which notice shall become effective 90 days after the giving of such notice, if you are then employed by the Company or any Designated Subsidiaries (as defined below)); or (vii) any other conduct or act determined by the Committee in its sole discretion, to be injurious, detrimental or prejudicial to any interest of the Company or its affiliates. For purposes of subparagraphs (i),
                      (iii), (iv) and (vi) above, the Chief Executive Officer, the most senior Human Resources officer and the most senior legal officer of the Company shall each have authority to provide you with written authorization to engage in the activities contemplated thereby and no other person shall have authority to provide you with such authorization.

             (b) "Disparagement" includes, without limitation, comments or statements to the press, the
                      Company's or its affiliates' employees or any individual or entity with whom the Company or its affiliates has a business relationship which would adversely affect in any manner: (i) the conduct of the business of the Company or its affiliates (including, without limitation, any products or business plans or prospects), or (ii) the business reputation of the Company or its affiliates, or any of their products, or their past or present officers, directors or employees.

             (c) "Designated Subsidiary" shall mean one of such subsidiaries of the Company, 80 percent or more of the voting capital stock of which is owned, directly or indirectly, by the Company, which are designated from time to time by the Board.

13.2 In the event you engage in a Detrimental Activity prior to, or during the one (1) year period following the payment of any amount hereunder, the Company shall be entitled to (a) not make any such payment otherwise required to be made hereunder following the Company's knowledge of your Detrimental Activity and (b) recover from you at any time within two (2) years after any payment made hereunder prior to the Company's knowledge of your Detrimental Activity, and you shall pay over to the Company, the full amount of any such payment made, and the Company shall be entitled to set-off against the amount of any such payment any amount owed to you by the Company or its affiliates. Furthermore, if you do not pay over to the Company within twenty (20) days of demand any payment hereunder, such amount shall thereafter bear interest at the maximum rate permitted by law and you shall be liable for all of the Company's costs of collection, including but not limited to, reasonable legal fees.

13.3 In addition, you agree that any breach or threatened breach of Section 13.1 shall entitle the Company to apply for and to obtain injunctive relief, which shall be in addition to any and all other rights and remedies available to the Company at law or in equity.

13.4 All of your rights and benefits under this Agreement shall cease upon any breach by you of Section 13.1 of this Agreement.

14.     Miscellaneous

14.1 Notices and other communications provided for herein shall be in writing and shall be effective upon delivery addressed as follows:

        if to the Company:

               The Reader's Digest Association, Inc.
               Reader's Digest Road
               Pleasantville, NY  10570-7000
               Attention: Senior Vice President, Human Resources

        with a copy to:

               The Reader's Digest Association, Inc.
               Reader's Digest Road
               Pleasantville, NY  10570-7000
               Attention: General Counsel

        or if to you, at the address set forth above, or to such other address as to which either party shall give notice in accordance with the foregoing.

14.2    This  Agreement  shall be binding upon and shall inure to
        the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party without the consent of the other party.

14.3 Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

14.4 This Agreement may be amended or modified only by a written agreement duly executed by both of the parties hereto.

14.5 This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York applicable to contracts executed in and to be wholly performed within that State. The parties hereby agree and consent to exclusive jurisdiction of any dispute under this Agreement in the federal or state courts of Westchester County in New York State.

                                           Very truly yours,
                                           The Reader's Digest Association, Inc.


                                           By:/s/GARY S. RICH
                                           Name:  Gary S. Rich
                                           Title: Senior Vice President,
                                                  Human Resources


Agreed to and accepted as of May 20, 2001


     By:    /s/ THOMAS D. GARDNER
     Name:  Thomas D. Gardner
     Title: Senior Vice President and
            President, North American Books
            & Home Entertainment and Global
            Marketing


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